UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Molycorp, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

608753109

(CUSIP Number)

Brian T. Dolan Resource Capital Funds 1400 Sixteenth Street, Suite 200 Denver, CO 80202 (720) 946-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608756109	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,460,135 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,460,135 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,460,135 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Associates IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,460,135 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,460,135 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,460,135 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RCA IV GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,460,135 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,460,135 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,460,135 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,176,664 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,176,664 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,176,664 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,176,664 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,176,664 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,176,664 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 608756109	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RCF V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,176,664 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,176,664 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,176,664 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 608756109	13D	Page 8 of 14 Pages

Schedule 13D

Item 1. Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 13, 2010 (the “Schedule 13D”), and relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Molycorp, Inc. (the “Company”), whose principal place of business is located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund IV L.P. (“RCF IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF IV is investments.

b.	Resource Capital Associates IV L.P. (“Associates IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates IV is the general partner of RCF IV. The principal business of Associates IV is to act as the general partner of RCF IV.

c.	RCA IV GP L.L.C. (“RCA IV”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA IV is the general partner of Associates IV. The principal business of RCA IV is to act as the general partner of Associates IV.

d.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

e.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

f.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempted company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

RCF IV and RCF V are referred to herein as the “RCF Funds.”

The sole members of each of RCA IV and RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, Brian T. Dolan, James McClements and Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The businesses of each of RCA IV and RCA V are directed by the officers of each general partner. The Principals serve as executive officers. The business address of each of Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements, and Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale is serving as senior executive of the Resource Capital Funds which include the RCF Funds.

CUSIP No. 608756109	13D	Page 9 of 14 Pages

RCF IV, Associates IV, RCF V and Associates V are all Cayman Islands exempted limited partnerships.

RCA IV is a Delaware limited liability company.

RCA V is a Cayman Islands exempted company.

Messrs. Bennett, Bhappu, Dolan and Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

As described in more detail in Item 6 below on February 16, 2011, the Reporting Persons indirectly sold in the aggregate 6,976,383 shares of Common Stock pursuant to that certain underwriting agreement, dated February 10, 2011, by and among J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, the other underwriters named therein, the Company and the Selling Stockholders named therein (the “Underwriting Agreement”).

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

As of February 16, 2011, RCF IV owns 16,460,135 shares and RCF V owns 4,176,664 shares of Common Stock for a total aggregate holding by the RCF Funds of 20,636,799 shares of Common Stock. Based on the foregoing, RCF IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 20.0% and RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Stock of the Company.

As of February 16, 2011, Associates IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 20.0% and Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Stock of the Company.

As of February 16, 2011, RCA IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of approximately 20.0% and RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Stock of the Company.

CUSIP No. 608756109	13D	Page 10 of 14 Pages

As of February 16, 2011, Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale, by virtue of their interests as members and directors of each of RCA IV and RCA V, may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 25.1% of the issued and outstanding Common Stock of the Company. Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale disclaim beneficial ownership of the Common Stock, except to the extent of each of their pecuniary interest therein.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

RCF US Holdings L.P. (“RCF Holding”) is a party to the Underwriting Agreement as a Selling Stockholder therein. The RCF Funds contributed to RCF Holdings the 6,976,383 shares sold pursuant to the Underwriting Agreement and thus the RCF Funds indirectly sold such shares.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated February 18, 2011.

Exhibit 2 – Underwriting Agreement dated February 10, 2011 *

*Incorporated by reference from the Company’s Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 7, 2011.

CUSIP No. 608756109	13D	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2011

RCA IV GP L.L.C.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES IV L.P.

By: RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND IV L.P.

By: Resource Capital Associates IV L.P., its General Partner

By: RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RCA V GP LTD.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

CUSIP No. 608756109	13D	Page 12 of 14 Pages

RESOURCE CAPITAL ASSOCIATES V L.P.

By: RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND V L.P.

By: Resource Capital Associates V L.P., its General Partner

By: RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

CUSIP No. 608756109	13D	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Molycorp, Inc.

EXECUTED this 18th day of February, 2011.

RCA IV GP L.L.C.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES IV L.P.

By: RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND IV L.P.

By: Resource Capital Associates IV L.P., its General Partner

By: RCA IV GP L.L.C., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RCA V GP LTD.

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

CUSIP No. 608756109	13D	Page 14 of 14 Pages

RESOURCE CAPITAL ASSOCIATES V L.P.

By: RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND V L.P.

By: Resource Capital Associates V L.P., its General Partner

By: RCA V GP Ltd., its General Partner

By:	/s/ Sherri A. Croasdale
Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer